ITEM 77M.2
MERGERS

Pursuant to the Securities Act of 1933, as amended, and the General Rules and Regulations thereunder, a Registration Statement on Form N-14 (SEC
File No. 333-96767) was filed on July 19, 2002. This filing relates to an Agreement and Plan of Reorganization between Federated Emerging Markets Fund, a portfolio of Federated World Investment Series, Inc. and Federated International Capital Appreciation Fund, a portfolio of Federated World Investment Series, Inc., whereby Federated International Capital Appreciation acquired all of the assets of Federated Emerging Markets Fund in exchange for Class, Class B and Class C Shares to be distributed pro rata by Federated Emerging Markets Fund to its shareholders in complete liquidation and termination of Federated Emerging Markets Fund. As a result, effective November 8, each shareholder of Federated Emerging Markets Fund became the owner of Class, Class B or Class C Shares of Federated International Capital Appreciation Fund, having a total net asset value equal to the total net asset value of his or her holdings in Federated Emerging Markets Fund.

The Agreement and Plan of Reorganization providing for the transfer of the assets of Federated Emerging Markets Fund to Federated International Capital Appreciation Fund was approved by shareholders at a Special Meeting of Shareholders of Federated World Investment Series, Inc. held on October 18, 2002 and reconvened on November 8, 2002.

The Agreement and Plan or Reorganization concerning this acquisition is hereby incorporated by reference from the definitive Prospectus/Proxy Statement filed on September 5, 2002.